05010545

GUS

Ref: PGC/ltop/adr050805

5 August 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SEC MAIL PROCESSING RECEIVED AUG 16 2005 WASH, D.C. 165 SECTION

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 22 July to 4 August together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Enc.

SCHEDULE OF DOCUMENTS ISSUED
22 JULY 2005 to 4 AUGUST 2005

COMPANIES HOUSE FILINGS		
1 August 2005	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
2 August 2005	-	Director shareholding
3 August 2005	-	Director shareholding

Homme... 82 5017

GUS

Ref: chcorres.pgc.roc88(2)s

1 August 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
	Day 20 Month 07 Year 2005	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,945	6,107	14,187
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.755	£5.540

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 25,239
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 25,239

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 1 August 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC./JW/1041	Tel: 0870 836 4064
DX number	DX exchange

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,000	17,954	83,326
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£5.540	£6.127	£6.530

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 1 August 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./LB1084 Tel: 0870 836 4064
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	12,300	5,249	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.755	£8.092	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited (Desig: ESOS Part Id: 142CN) Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	127,452
Name Miss.Julia Cowling Address 5 Assisi Court Southdowns Park Colwell Road Haywards Heath West Sussex UK Postcode RH16 4SU	Ordinary	208
Name Mr.Brian Gibson Address 16 Furlong Way Great Amwell Herts UK Postcode SG12 9TF	Ordinary	1169
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**128,829**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 1 August 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./LB1084 Tel: 0870 836 4064
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	22	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	17110	38737	4756
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.127	£6.530	£6.755

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 61496
Name Mr James Johnson Address 45 School Drive Newton Longville Milton Keynes Bucks UK Postcode MK17 0DD	Class of shares allotted Ordinary	Number allotted 1150
Name Mr Adrian Axtell Address 14 Abel Close Hemel Hempstead Herts UK Postcode HP2 4BL	Class of shares allotted Ordinary	Number allotted 1456
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 64102

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 1 August 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC.PCT/1120 Tel: 0870 836 4064

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3499		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.092		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 1 August 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC./PCT/1120 Tel: 0870 836 4064

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which sh es were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	16,980	2,415	1,835
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£5.540	£6.127

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If ιne allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	21,230
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	21,230

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________________ **Date** 1 August 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./JW/1214 Tel: 0870 836 4064
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	05 07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	70,259	2,004	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.127	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 70,259
Name Mr Simon Harben Address Westerdale House, 27 Halloughton Road, Southwell UK Postcode NG25 0LP	Class of shares allotted Ordinary	Number allotted 2,834
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 72,263

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 1 August 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC./JW/1217 Tel: 0870 836 4064
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	26	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,564	6,506	6,469
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£8.092	£6.530	£6.755

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 21,199
Name Mrs Kathryn Harper Address Bali, Marriotts Avenue, South Heath, Great Missenden UK Postcode HP16 9QL	Class of shares allotted Ordianry	Number allotted 402
Name Mr Anthony John Harper Address Bali, Marriotts Avenue, South Heath, Great Missenden UK Postcode HP16 9QL	Class of shares allotted Ordinary	Number allotted 2,819
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 24,420

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 1 August 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DX number DX exchange

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC / JW/1236 Tel: 0870 836 4064

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	26	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,189	3,692	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.76	£8.09	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 1 August 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

DX number	DX exchange
PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC./JW/1236	Tel: 0870 836 4064

Exemption No
82 5017

GUS

Ref: PGC/ann020805execs

2 August 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley – Company Secretary
SECURITY NUMBER:	196745
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

Commission no
82 5011

GUS plc
("THE COMPANY")

INTERESTS IN CONNECTION WITH THE GUS PLC PERFORMANCE SHARE PLAN

In June and July 2002 the Company made awards under its Performance Share Plan with such awards taking the form of a deferred right to acquire shares at no cost to the participant. The vesting of such awards is subject to performance conditions and the conditions in respect of these awards have now been satisfied. Details in respect of the vesting of awards to directors were announced on 7 June 2005. Details of transactions in respect of the vesting of awards to persons discharging managerial responsibilities are set out below. These transactions took place on 1 August 2005.

Name of person discharging managerial responsibilities	Plan shares released	Plan shares sold after release *	Plan shares retained	Number of Ordinary shares now held
Paul Loft	24,789	24,789	Nil	126,301
[% of issued Ordinary shares **	Nil	Nil	Nil	0.01%]
John Saunders	31,645	13,002	18,643	90,031
[% of issued Ordinary shares **	Nil	Nil	Nil	0.01%]

Notification of these transactions was received by the Company on 2 August 2005 and was made in accordance with DR 3.1.4R(1)(a).

* The sale of shares took place on the London Stock Exchange at a price of 909.5192p per share. In the case of John Saunders, the sale was made to satisfy the UK tax and national insurance liabilities falling due on the vesting of the award and the incidental costs of the disposal.

** excluding Treasury shares

Name and signature of duly authorised officer:	
Paul Cooper	
Date of notification:	2 August 2005

Commission No 82 5017

GUS

Ref: PGC/ann030805Trust

3 August 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	474138
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT

The Company has been advised by Abacus Corporate Trustee Limited ("Abacus") that Abacus, as trustee of the GUS plc ESOP Trust, holds 14,417,047 Ordinary shares of 25p each in the Company at today's date. As announced on that day, the holding at 22 July 2005 was 14,772,487 shares and since then:

- On 1 August, 317,592 shares were transferred to a nominee on behalf of participants in GUS plc's UK share plans. The nominee then sold/transferred shares to the participants as appropriate.
- During the period from 22 July to 25 July, 37,848 shares have been released in connection with the exercise of options granted under The North America Stock Option Plan.

Directors of the Company are potential beneficiaries of this ESOP and accordingly any changes in the shareholdings by the Trust are deemed to change their interests in the Ordinary share capital of the Company.